UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2012

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On October 18, 2012, the registration statement (SEC File No. 333-183775) (the “Registration Statement”) for Collabrium Japan Acquisition Corporation’s (the “Company”) initial public offering (“IPO”) was declared effective by the Securities and Exchange Commission.  In connection therewith, the Company entered into the following agreements:

●	An Underwriting Agreement between the Company and The PrinceRidge Group, LLC;

●	An Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company;

●	A Warrant Agreement between the Company and Continental Stock Transfer & Trust Company;

●	A Registration Rights Agreement between the Company and each initial shareholder of the Company;

●	Administrative Services Agreement between the Company and Collabrium Advisors LLP and Eureka Company Limited;

●	Letter Agreements with each of the Company’s officers, directors and initial shareholders; and

●	Subscription Agreements between the Company, Graubard Miller (as escrow agent) and each purchaser of Private Placement Warrants (defined below).

The Company also filed its amended and restated memorandum and articles of association in the British Virgin Islands.  The terms of the foregoing are set forth in the Registration Statement and are incorporated herein by reference.

On October 24, 2012, the Company consummated the IPO of 4,000,000 units (“Units”). Each Unit consists of one ordinary share, no par value per (“Ordinary Share”), and one Warrant (“Warrant”), to purchase one Ordinary Share at an exercise price of $11.50 per share.  The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $40,000,000.

Simultaneously with the consummation of the IPO, the Company consummated the private placement (“Private Placement”) of 3,600,000 warrants (“Private Placement Warrants”) at a price of $0.75 per Private Placement Warrant, generating total proceeds of $2,700,000.  The Private Placement Warrants, which were purchased by the Company’s initial shareholders, are identical to the warrants underlying the Units except that the Private Placement Warrants may be exercised for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company so long as they are still held by the initial purchasers or their permitted transferees. The purchasers have agreed that the Private Placement Warrants will not be sold or transferred by them (except to certain permitted transferees) until 30 days after the completion of the Company’s initial business combination.

Copies of the press releases issued by the Company announcing the effectiveness of the Registration Statement and consummation of the IPO are included as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K.

The following exhibits are included with this Report of Foreign Private Issuer on Form 6-K:

3.1	Amended and Restated Memorandum and Articles of Association

10.1	Underwriting Agreement between the Company and The PrinceRidge Group LLC as representative of the several underwriters

10.2	Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company

10.3	Registration Rights Agreement between the Company and each initial shareholder of the Company

10.4
Form of Administrative Services Agreement between the Company and each of Collabrium Advisors LLP and Eureka Company Limited (incorporated by reference to Exhibit 10.5 filed with the Company’s Registration Statement on Form F-1 filed on September 7, 2012)

10.5	Letter Agreements with each of the Company’s officers, directors and initial shareholders

10.6
Form of Subscription Agreements between the Company, Graubard Miller (as escrow agent) and each purchaser of Private Placement Warrants (incorporated by reference to Exhibit 10.6 filed with the Company’s Registration Statement on Form F-1 filed on September 7, 2012)

10.7	Warrant Agreement between the Company and Continental Stock Transfer & Trust Company

99.1	Press Release Announcing Effectiveness of IPO

99.2	Press Release Announcing Closing of IPO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 24, 2012

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer